Filed by Midland States Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule l4a-12

under the Securities Exchange Act of 1934

Subject Company: Centrue Financial Corporation

Commission File Number: 001-37574

Midland States Bank Employee

Email Announcement

Subject: Midland States Bancorp, Inc. Agrees to Acquire Centrue Bank

I am pleased to let you know we have entered into a definitive agreement to acquire Centrue Bank.

Centrue Bank, headquartered in Ottawa, Illinois, had assets of approximately $1.0 Billion as of December 31, 2016. Centrue Bank operates 19 branches in Northern Illinois and one in the St. Louis metropolitan area.

This acquisition, our 11th acquisition since 2007, is based on our strategic initiative of completing accretive acquisitions and continues our plan of serving as a platform for growth for community banks in the Midwest.

The combined bank will have approximately $4.2 billion in assets, $3.1 billion in deposits and $3.0 billion in loans.

As with our prior acquisitions, we will begin planning for the integration of Centrue into Midland to ensure a smooth transition for Centrue’s customers and employees.

We see this as an exciting opportunity for our combined shareholders, customers and employees. Thanks for all your hard work in helping our Company continue to grow and prosper.

Leon J. Holschbach

CEO & President | Midland States Bancorp, Inc.

Additional Information

This communication is being made in respect of the merger involving Midland States Bancorp, Inc. (“Midland”) and Centrue Financial Corporation (“Centrue”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Midland will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of Midland and Centrue that will also constitute a prospectus of Midland, which will be sent to Midland’s and Centrue’s respective shareholders. Shareholders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Midland, Centrue and the proposed transaction. When filed, this document and other documents relating to the proposed transaction filed by Midland and Centrue can be obtained free of charge from the website maintained by the SEC at www.sec.gov. These documents also can be obtained free of charge by accessing Midland’s website at www.midlandsb.com under “Investors” and then under the “SEC Filings” tab or by accessing

Centrue’s website at www.centrue.com under “Investor Relations” and then under the “SEC Filings” tab. Alternatively, these documents, when available, can be obtained free of charge from Midland upon written request to Midland States Bancorp, Inc., Corporate Secretary, 1201 Network Centre Drive, Effingham, Illinois, 62401 or by calling (217) 342-7321 or emailing corpsec@midlandsb.com, or from Centrue, upon written request to Centrue Financial Corporation, Investor Relations, 122 West Madison Street, Ottawa, Illinois 61350 or by calling (815) 431-8400 or emailing investor.relations@centrue.com.

Participants in this Transaction

Midland, Centrue and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under applicable SEC rules. Information about these participants may be found in the prospectus of Midland relating to its initial public offering of common stock filed with the SEC by Midland on May 24, 2016 and the definitive proxy statement of Centrue relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 21, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.